May 12, 2010

Via U.S. Mail and Facsimile – (502)227-1692

Doug Carpenter, CFO
Farmers Capital Bank Corporation
PO Box 309
202 W Main St.
Frankfort, KY 40601

      Re: Farmers Capital Bank Corporation
               Form 10-K for the period ended December 31, 2009
               Form 10-Q for the period ended March 31, 2010
               File No.: 0-14412

Dear Mr. Carpenter:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or why a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosures to be included in future filings. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2009

Lending, page 15

1. Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, interest only loans, and negative amortization loans.

Recent Regulatory Events and Increase Capital Requirements, page 19

2. We note the use of the terms "among other things" and "among its requirements" in describing the terms of the memorandums of understanding and the cease and desist order that you and your subsidiaries have entered into with your banking regulators. Please revise to provide a complete discussion of all the material terms of these agreements, clarifying the potentially ambiguous terms you use to describe them.

Interest Income, page 40

3. You state on page 40 that your restructured loans were $17.9 million at year-end 2009. Please revise to provide a detailed discussion of your restructured loans, including the methods used to restructure the various loan types in your portfolio, as applicable. For instance, discuss modifications such as loan extensions, loan splitting, etc. Identify any concessions made as part of those modifications.

4. Please disclose if you have modified any loans that you do not consider to be troubled debt restructurings. If so, fully describe the modifications and why you do not consider them to be troubled debt restructurings.

Loan Maturities, page 47

5. In light of the significance of such loans to your total portfolio and in order to provide greater transparency to investors, please revise to provide maturity and interest rate sensitivity information for your real estate mortgage loans, including residential and farm land and other commercial enterprises.

Asset Quality, page 47

6. You state on page 48 that overall economic conditions "continued to worsen in 2008 and into 2009 before beginning to stabilize toward the end of 2009." Please revise to discuss in more detail the level of stabilization you observed towards the end of 2009 and how it affected your asset quality as well as your allowance for loan losses. In particular, please discuss how you balanced the level of stabilization observed with the level of deterioration observed during 2008 and into 2009 in your evaluation of asset quality and determination of your allowance for loan losses.

7. You state on page 48 that for loans that are currently impaired, you expect "to recover significantly all of the principal payments outstanding based on collateral values obtained from independent appraisals." However, you state on page 80 that the allowance related to impaired loans was $7,374,000 and you state on page 93 that impaired loans of $60.7 million were written down to their estimate fair value of $55 million in 2009.

- Please revise to provide a more detailed discussion of how you determined that you would recover significantly all principle amounts outstanding on impaired loans based on collateral values obtained from independent appraisals and how you reconciled this statement with the need for an allowance of $7.3 million related to those balances after write-offs of $5.7 million during 2009.

- Please revise to provide a tabular presentation of impaired loans by loan type, amount of unpaid principal, collateral value, and type of collateral to provide more clarity in understanding the basis of your expectations for these loans.

- Please revise to clarify your statement about collateral values with your statement on page 48 that net charge-offs where driven by lower real estate values.

- Please revise to more clearly describe how you evaluated the appraisal values for further deterioration subsequent to the appraisal date, particularly in light of your statements regarding lower real estate values.

- Please discuss how you use appraisals to consider potential impairment on similar loans that are still performing, but that may show signs of credit deterioration.

- Please revise to disclose what, if any, adjustments management makes to appraisals based on your market conditions.

8. Please revise to provide an expanded discussion of why your allowance for loan losses as a percentage of non-performing loans decreased significantly from 2008. Discuss how non-performing loans migrate to charge-offs and why it appears that you do not expect charge-offs of non-performing loans in 2010 to reach the same levels as they did in 2009.

9. You state on page 48 that $40.3 million of the increase in nonperforming loans represent nine individual larger-balance credits. Please revise to discuss these credits in more detail, including the amount of allowance allocated to them credits, the extent of charge-offs recognized on them and how you evaluated the collateral values supporting them in determining the amount of the impairments and the related charge-offs.

Allowance for Loan Losses, page 49

10. Please revise the tabular presentation of the allocation of the allowance for loan losses to use the same categories as used in your presentation of your loans on page 46, specifically breaking out your real estate loans by type. Also, please

include the percentage of the allowance to total loans as required by Industry Guide 3

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your responses to our comments, including drafts of intended revisions to disclosures in future filings, and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief